SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

BIODRAIN MEDICAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09071P109

(CUSIP Number)

Jeffrey G. Klein

301 Yamato Road

Suite 1240

Boca Raton, FL  33431

(561)953-1126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

March 20, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09071P109

(1)	Names of reporting persons

Bellejule Partners, LP

(2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3)	SEC use only

(4)	Source of funds (see instructions)

OO

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization

Delaware

Number of shares beneficially owned by each reporting person with:

(7)	Sole Voting Power

0

(8)	Shared Voting Power

11,977,963(1).

(9)	Sole Dispositive Power

0

(10)	Shared Dispositive Power

11,977,963(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

11,977,963 (2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11) 26.76%(3)

(14)	Type of Reporting Person (See Instructions)

PN

(1)

These shares are held directly by Bellejule Partners, LP (“Bellejule Partners”).  Ronald Levine is the general partner of Bellejule Partners, and in such capacity, Mr. Levine may be deemed to have voting and dispositive power over the shares held directly by Bellejule Partners.  Mr. Levine is also a beneficiary of Bellejule Partners

(2)

This number includes 6,175,096 warrants that are immediately exercisable to purchase shares of common. These warrants were originally issued at various dates. At the original grant date, these warrants could not be exercised if the exercise of the warrants would result in the holder owning in excess of 4.99% of the Company’s issued and outstanding shares of common stock.     This restriction has been removed and pursuant to Rule 13(d)-3(d)(1) (i) are deemed beneficially owned by the reporting person.

(3)

Based on  38,573,928 outstanding shares of common stock, par value $0.01 per share at April 10, 2012 as reported in the Company’s annual report filed on Form 10-K for the period ended December 31, 2011plus the issuance of 6,175,096 shares of common stock  owned by the Reporting Person upon exercise of outstanding warrants. Beneficial ownership is determined pursuant to Rule 13(d)(1)(i).

CUSIP No. 09071P109

(1)	Names of reporting persons

Caron Partners, LP

(2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3)	SEC use only

(4)	Source of funds (see instructions)

OO

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization

Delaware

Number of shares beneficially owned by each reporting person with:

(7)	Sole Voting Power

0

(8)	Shared Voting Power

11,977,963(1)

(9)	Sole Dispositive Power

0

(10)	Shared Dispositive Power

11,977,963(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

11,977,963 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)

26.76% (3)

(14)	Type of Reporting Person (See Instructions)

PN

(1)

This number includes 6,175,096 warrants that are immediately exerciseable to purchase shares of common stock. These warrants were originally issued at various dates. At the original grant date, these warrants could not be exercised if the exercise of the warrants would result in the holder owning in excess of 4.99% of the Company’s issued and outstanding shares of common stock.  This restriction has been removed and pursuant to Rule 13(d)-3(d)(1) (i) are deemed beneficially owned by the reporting person.

(2)

These shares are held directly by Caron Partners, LP (“Caron Partners”).  Beth Levine is the general partner of Caron Partners, and in such capacity, Ms. Levine may be deemed to have voting and dispositive power over the shares held directly by Caron Partners.  Ms. Levine is also the beneficiary of Caron Partners.  Mr. Levine is the father of Beth Levine.

(3)

Based on 38,573,928 outstanding shares of common stock, par value $0.01 per share at April 10, 2012 plus the Issuance of 6,175,096 shares owned by the reporting person on exercise of outstanding warrants. Beneficial ownership is calculated pursuant to Rule 13(d)(1)(i)

CUSIP No. 09071P109

(1)	Names of reporting persons

UBS FBO Ronald Levine IRA

(2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3)	SEC use only

(4)	Source of funds (see instructions)

BK

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization

U.S.A.

Number of shares beneficially owned by each reporting person with:

(7)	Sole Voting Power

0

(8)	Shared Voting Power

11,977,963 (1):

(9)	Sole Dispositive Power

0

(10)	Shared Dispositive Power

11,977,963 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

11,977,963 (2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)

26.76% (3)

(14)	Type of Reporting Person (See Instructions)

IN

(1)

This number includes 6,175,096 warrants that are immediately exercisable to purchase shares of common stock These warrants were originally at various dates in 2011.  At the original grant date, these warrants could not be exercised if the exercise of the warrants would result in the holder owning in excess of 4.99% of the Company’s issued and outstanding shares of common stock.  This restriction has been removed and pursuant to Rule 13(d)-3(d)(1) (i) are deemed beneficially  owned by the reporting person.

(2)

These shares are held directly by Ronald Levine.  Mr. Levine is a beneficiary of UBS FBO Ronald Levine IRA, and may be deemed to have voting and dispositive power over the shares held directly by UBS FBO Ronald Levine IRA.

(3)

Based on  38,573,928 outstanding shares of common stock, par value $0.01 per share at April 10, 2012 as reported in the Company’s Annual Report filed on Form 10-k for the period ended December 31, 2011 plus the issuance of 6,175,096 shares owned by the reporting person on the exercise of outstanding warrants.  Beneficial ownership is calculated pursuant to Rule 13(d)(1)(i)

CUSIP No. 09071P109

(1)	Names of reporting persons

Ronald Levine IRA

(2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3)	SEC use only

(4)	Source of funds (see instructions)

BK

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization

U.S.A.

Number of shares beneficially owned by each reporting person with:

(7)	Sole Voting Power

0

(8)	Shared Voting Power

11,977,963(1)

(9)	Sole Dispositive Power

0

(10)	Shared Dispositive Power

11,977,963(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

11,977,963(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)

26.76%

(14)	Type of Reporting Person (See Instructions)

IN

(1)

This number includes 6,175,096 warrants that are immediately exercisable to purchase shares of common stock. These warrants were originally issued at various dates.  At the original grant date, these warrants could not be exercised if the exercise of the warrants would result in the holder owning in excess of 4.99% of the Company’s issued and outstanding shares of common stock.  This restriction has been removed and pursuant to Rule 13(d)-3(d)(1) (i) are deemed beneficially owned by the reporting person.

(2)

These shares are held directly by Ronald Levine.  Mr. Levine is a beneficiary of  the Ronald Levine IRA, and may be deemed to have voting and dispositive power over the shares held directly by the  Ronald Levine IRA.

(3)

Based on 38,573,928  outstanding shares of common stock, par value $0.01 per share at April 10, 2012 as reported in the Company Annual Report filed on Form 10-K for the period ended December 31, 2011 plus the issuance of 6,175,096 shares owned by the reporting person on exercise of the warrants.  Beneficial ownership is calculated pursuant to Rule 13(d)(1)(i)

CUSIP No. 09071P109

(1)	Names of reporting persons

Carole Levine IRA

(2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3)	SEC use only

(4)	Source of funds (see instructions)

BK

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization

U.S.A.

Number of shares beneficially owned by each reporting person with:

(7)	Sole Voting Power

0

(8)	Shared Voting Power

11,977,963

(9)	Sole Dispositive Power

0

(10)	Shared Dispositive Power

11,977,963 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

11,977,963(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)

26.76%(3)

(14)	Type of Reporting Person (See Instructions)

IN

(1)

This number includes 6,175,096 warrants that are immediately exercisable to purchase shares of common stock. These warrants were originally issued at various dates.  At the original grant date, these warrants could not be exercised if the exercise of the warrants would result in the holder owning in excess of 4.99% of the Company’s issued and outstanding shares of common stock.  This restriction has been removed and pursuant to Rule 13(d)-3(d)(1) (i) are deemed beneficially  owned by the Reporting Person.

(2)

These shares are held directly by Carole Levine. Ms. Levine is a beneficiary of the Carole Levine IRA and may be deemed to have voting and dispositive power over the shares held directly by Carole Levine IRA.

(3)

Based on  38,573,928 outstanding shares of common stock, par value $0.01 per share at April 10, 2012 as reported in the Company’s Annual Report filed on Form 10-K for the period ended December 31, 2011  plus the issuance of 6,175,096 shares owned by the Reporting Person on exercise of outstanding warrants.  Beneficial ownership is calculated pursuant to Rule 13(d)(1)(i)

ITEM 1.   Security and Issuer

This Schedule 13(d)  relates to the common stock, par value $0.01 per share (the “Common Stock”) of Biodrain Medical, Inc., a Minnesota corporation (the “Company”). The address of the Company’s principal executive office is: 2060 Centre Pointe Boulevard, Suite 7, Mendota Heights, Minnesota 55120

ITEM 2.   Identity and Background

 This Schedule 13D is being filed on behalf of Bellejule Partners, LP, a company organized under the laws of the State of Delaware (“Bellejule Partners”), Caron Partners, LP, a company organized under the laws of the State of Delaware (“Caron Partners”),   UBS FBO Ronald Levine IRA, an individual account under the name of Ronald Levine (“UBS FBO Ronald Levine”), Ronald Levine IRA,an IRA account under the name of Ronald Levine (“Ronald Levine IRA”) and Carole Levine IRA, an IRA account under the name of Carole Levine (“Carole Levine IRA”).  The persons named in this paragraph are sometimes referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)           The address for the Reporting Persons is: 20155 NE 38th Ct. #1804, Adventura, Florida 33180.

(c)           During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(d)           During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)           During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Bellejule Partners is a company formed under the laws of the State of Delaware.  Caron Partners is a company formed under the laws of the State of Delaware. UBS FBO Ronald Levine IRA is an individual account directly owned by Ronald Levine Ronald Levine IRA is an IRA account directly owned by Ronald Levine. Carole Levine IRA is an IRA account directly owned by Carole Levine.

ITEM 3.   Source of Amount of Funds or Other Compensation

On June 11, 2008, Bellejule Partners paid $25,000 and was issued  101,200 shares of common stock and  71,429 warrants which are exercisable at $.13per share.

On June 11, 2008, Caron Partners paid $25,000  and was issued 100,000 shares of common stock and 100,000 warrants exercisable at $0.13 and expire in June 2012.

On June 22, 2008 Caron Partners paid $25,000  and was issued 100,000 shares of common stock and 100,000 warrants exercisable at $0.13 and expire in June 2012.

On September 30, 2009, UBS FBO Ronald Levine IRA purchased 80,000 common shares and a warrant to purchase 80,000 shares at $0.65 per share for $40,000, with the warrant registered under the name of Caron Partners.   The strike price of the warrant was subsequently changed to $0.13 per share.

On October 2, 2009, Caron Partners received 30,000 common shares and a warrant to purchase 30,000 shares at $0.65 per share as compensation for its consulting services.  The strike price of the warrant was subsequently changed to $0.13 per share.

On September 7, 2010, Caron Partners purchased 250,000 common shares at $0.10 per Unit and a warrant to purchase 250,000 common shares at $0.17 per share for $25,000.  The strike price of the warrant was subsequently changed to $0.13 per share.

On February 11, 2011, Caron Partners purchased 666,667 common shares at $0.075 per Unit and a warrant to purchase 666,667 common shares at $0.15 per share for $50,000.  The strike price of the warrant was subsequently changed to $0.075 per share.

On February 17, 2011, Ronald Levine IRA purchased 1,666,667 common shares at $0.075 per Unit and a warrant to purchase 1, 666,667 common shares at $0.15 per share for $125,000, with the warrant registered under the name of Caron Partners.

On February 17, 2011, Carole Levine IRA purchased 1,666,667 common shares at $0.075 per Unit and a warrant to purchase 1, 666,667 common shares at $0.15 per share for $125,000, with the warrant registered under the name of Caron Partners.  The strike price of the warrant was subsequently changed to $0.075 per share.

On February 17, 2011, Caron Partners received a warrant for 400,000 shares at $0.075 as compensation for its consulting services.

On July 5, 2011 Caron Partners purchased 333,333 shares of the Company’s common stock at a purchase price of $0.06 per share.   In connection with the purchase of these shares, Caron Partners was also issued 333,333 warrants to purchase common stock at $0.075 per share.

On July 26, 2011 Bellejule Partners   purchased 333,333 shares of common stock at $0.06 per share.  In connection with the purchase, Bellajule Partners was also issued 333,333 warrants at $.075 shares of common stock.

On August 31, 2011 Caron Partners was issued 475,000 shares of common stock and a warrant to purchase 475,000 shares of common stock in connection with fundraising efforts at $.075.

On March 16, 2012 the Reporting person sold 15,000 shares of the Company’s common stock and received gross proceeds of $$1,1145.

On March 16, 2012 the Reporting Person purchased 15,000 shares of the Company’s common stock at a purchase price of $1,155.

ITEM 4.   Purpose of Transaction

The Reporting Persons received the shares of common stock in the above-described transactions as compensation for referral and consulting services and their investments in the Company.  See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

In their capacity as a majority shareholder of the Company, the Reporting Persons may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

ITEM 5.   Interest in Securities of the Issuer

(a)           The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each Reporting Persons named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference. Applicable percentages are based upon 38,573,928  shares of common stock outstanding at April 10, 2012 plus a total of 6,175,096 shares that can be issued on the exercise of warrants .

(b)           The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c)           All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)           None.

(e)           Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 is hereby incorporated by reference.

On March 10, 2008, the Company entered into a Finder Agreement for referral services for the Company’s funding that was completed in October 2008.  This agreement covered Caron Partners and Bellajule Partners.  Under the Finder Agreement, in addition to a cash referral fee, the finders were entitled to receive 10% of their gross proceeds raised for the Company with a fair market value of the Company’s common stock, or $0.35 per share.  Under terms of the Finder Agreement, Caron Partners received a warrant for 100,000 shares at $.46 per share and Bellejule Partners received a warrant for 71,429 shares at $.46 per share. Caron Partners and Bellajule Partners also received 15,600 and 15,979 shares of common stock, respectively, as penalty shares pursuant to the terms of the Registration Rights Agreement executed among the Company and the investors in the 2008 financing.

On September 30, 2009, UBS FBO Ronald Levine IRA purchased 80,000 common shares and a warrant to purchase 80,000 shares at $0.65 per share for $40,000, with the warrant registered under the name of Caron Partners.

On October 2, 2009, Caron Partners received 30,000 common shares and a warrant to purchase 30,000 shares at $0.65 per share as compensation for its consulting services.

On September 7, 2010, Caron Partners purchased 250,000 common shares at $0.10 per Unit and a warrant to purchase 250,000 common shares at $0.17 per share for $25,000.

On February 11, 2011, Caron Partners purchased 666,667 common shares at $0.075 per Unit and a warrant to purchase 666,667 common shares at $0.15 per share for $50,000.

On February 17, 2011, Ronald Levine IRA purchased 1,666,667 common shares at $0.075 per Unit and a warrant to purchase 1, 666,667 common shares at $0.15 per share for $125,000, with the warrant registered under the name of Caron Partners.

On February 17, 2011, Carole Levine IRA purchased 1,666,667 common shares at $0.075 per Unit and a warrant to purchase 1, 666,667 common shares at $0.15 per share for $125,000, with the warrant registered under the name of Caron Partners.

On February 17, 2011, Caron Partners received a warrant for 400,000 shares at $0.075 as compensation for its consulting services.

On July 26, 2011 Caron Partners purchased 333,333 shares of the Company’s common stock at a purchase price of $0.06 per share.   In connection with the purchase of these shares, Caron Partners was also issued 333,3332 warrants to purchase common stock at $0.075 per share.

On July 26, 2011 Bellejule Partners purchased 475,000 shares of common stock at $0.06 per share.  In connection with the purchase, Bellajule Partners was also issued 475,000 shares of common stock.

On August 31, 2011 Caron Partners was issued 475,000 shares of common stock and a warrant to purchase 475,000 shares of common stock in connection with  fundraising efforts.

On March 16, 2012 the Reporting person sold  15,000 shares of the Company’s common stock and received gross proceeds of $$1,1145.

On March 16, 2012 the Reporting Person purchased 15,000 shares of the Company’s common stock at a purchase price of $1,155.

To the best of knowledge of each Reporting Persons, other than as described in this Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company.

ITEM 7.    Material to be Filed as Exhibits

Exhibit 99.1 Form of warrant

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2012

Bellejule Partners, LP
a Delaware company

/s/ Ronald Levine
By: Ronald Levine, General Partner

Caron Partners, LP
a Delaware company

/s/ Beth Levine
By: Beth Levine, General Partner

UBS FBO Ronald Levine IRA
An individual account

/s/ Ronald Levine
By: Ronald Levine

Ronald Levine IRA
An individual IRA account

/s/ Ronald Levine
By: Ronald Levine

Carole Levine IRA
An individual IRA account

/s/ Carole Levine
By: Carole Levine